EXHIBIT 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter ended June 30, 2008

Q1 revenues grew by 28.7% year on year; sequential growth 7%

Bangalore, India – July 11, 2008

Highlights

Consolidated results for the quarter ended June 30, 2008

  Income was Rs. 4,854 crore for the quarter ended June 30, 2008; YoY growth was 28.7%
  Net profit after tax* was Rs. 1,302 crore for the quarter ended June 30, 2008; YoY growth was 20.7%
  Earnings per share* increased to Rs. 22.75 from Rs. 18.89 in the corresponding quarter in the previous year; YoY growth was 20.4%

* The net profit for the quarters ended June 30, 2008 and June 30,2007 includes a reversal of tax provisions amounting to Rs. 31 crore and Rs. 51 crore respectively. Excluding this reversal, the earnings per share for the quarters ended June 30, 2008 and June 30, 2007 would have been Rs. 22.20 and Rs. 18.00 respectively, resulting in a YoY growth of 23.3%.

Others

  49 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 7,182 employees (net 3,192) for the quarter by Infosys and its subsidiaries
  94,379 employees as on June 30, 2008 for Infosys and its subsidiaries

"Although the global economic environment continues to remain uncertain and could impact IT spending in the short term, we see several opportunities for growth as customers relentlessly focus on improving efficiency," said S. Gopalakrishnan, CEO and Managing Director.

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2008 and for the fiscal year ending March 31, 2009, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending September 30, 2008**

  Income is expected to be in the range of Rs. 5,229 crore and Rs. 5,272 crore; YoY growth of 27.4% – 28.4%
  Earnings per share is expected to be in the range of Rs. 23.52 and Rs. 23.95; YoY growth of 22.1% -24.4%

Fiscal year ending March 31, 2009**

  Income is expected to be in the range of Rs. 21,278 crore and Rs. 21,622 crore; YoY growth of 27.5% – 29.5%
  Earnings per share*** are expected to be between Rs. 99.34 and Rs. 101.06; YoY growth of 21.9% – 24.0%

** Conversion 1 US$ = Rs. 43.04
*** Including tax reversal of Rs. 31 crore in fiscal 2009 and Rs. 121 crore in fiscal 2008 respectively. Excluding the tax reversal the earnings per share are expected to be between Rs. 98.79 and Rs. 100.51 for the year ending March 31, 2009; YoY growth of 24.4% – 26.6%

Outlook under US GAAP

Quarter ending September 30, 2008

  Consolidated revenues are expected to be in the range of $ 1,215 million and $ 1,225 million; YoY growth of 18.9% – 19.9%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 0.55 and $ 0.56; YoY growth of 14.6% – 16.7%

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 4.97 billion and $ 5.05 billion; YoY growth of 19.0% – 21.0%
  Consolidated earnings per American Depositary Share**** are expected to be between $ 2.32 and $ 2.36; YoY growth of 14.3% – 16.3%

**** Including tax reversal of $ 7 million in fiscal 2009 and $ 30 million in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share are expected to be between $ 2.31 and $ 2.35 for the year ending March 31, 2009; YoY growth of 16.7% – 18.7%

Awards and recognitions
During the quarter, clients and market influencers recognized Infosys’ leadership in the industry as well as its service excellence and delivery efficiency.

Forbes magazine named Infosys in its list of Global High Performers. Waters magazine rated Infosys as the Best Outsourcing Partner. The Banker magazine conferred two Banker Technology Awards on Infosys to acclaim its work in wholesale and capital markets in two categories – Payments and Treasury Services, and Offshoring and Outsourcing. The International Association of Outsourcing Professionals (IAOP) ranked Infosys at No. 3 in its '2008 Global Outsourcing 100'. In addition, an aviation major recognized Infosys as its Supplier of the Year. Infosys became the first supplier to a power equipment and transportation major to be awarded a Certificate of Recognition.

Expansion of services and significant projects
Businesses across the world continued to benefit from Infosys’ services and solutions. A special competency group devoted to developing specialized products has been set up to enhance the business value provided to Infosys’ customers and support them on their transformational journey.

An automotive OEM is using Infosys’ engineering services to develop seating systems. A high-tech company has approached Infosys to develop its competitive strategy and transformation roadmap. An auto financier has engaged Infosys to develop its online dealer marketplace. A global auto manufacturer in India has signed up Infosys to develop a transport management system. Infosys is executing a Business Intelligence solution for a high-tech leader. A software major has sought Infosys’ expertise to design a campaign management platform. A high-tech manufacturer in South East Asia has turned to Infosys to implement a Siebel marketing campaign and analytics platform. Another high-tech company has sought Infosys’ help to improve its customer experience by constructing a customer portal and putting in place a governance structure to strengthen customer operations.

"The pricing environment continued to remain stable during the quarter," said S.D. Shibulal, Chief Operating Officer. "Our end-to-end services combined with our consulting capabilities position us as a transformational partner for our large clients."

An insurance major has partnered with Infosys to test interactive voice response (IVR) and speech applications.

Infosys is assisting a global bank to assess its enterprise architecture and rationalize its application portfolio. A financial product technology provider has sought Infosys’ expertise in developing an analytic tool.

Infosys continued to make inroads in emerging economies. A leading bank in the Middle East has engaged Infosys to implement CRM across its retail banking business. A media company in Australia has sought Infosys’ expertise to define its solutions. As part of the engagement, Infosys modified its delivery structure to mitigate risks in delivery and schedule.

Demand for Infosys’ consulting services continued to be strong with market leaders. A high-tech manufacturer has approached Infosys to create an Oracle-enabled business solution supporting rapid time-to-market, strategic expansion and a new business model. An agribusiness has selected Infosys to deliver a global program that includes redesign of the operations of its seeds business.

"We saw strong growth in the manufacturing sector during the quarter," said B.G. Srinivas, Member - Executive Council, Senior Vice President and Global Head - Manufacturing Unit. "We are excited about new opportunities where large customers are partnering with Infosys on their innovation and R&D journey."

Finacle®

Finacle®, the Universal Banking Solution from Infosys, won a strategic global partnership with BBVA, one of the top 15 banks. One of the largest banks in Asia Pacific is implementing Finacle®’s core banking solution.

Infosys BPO

Infosys BPO won recognition from customers and industry bodies for its service excellence. It was recently awarded COPC-2000® CSP Standard Version 4.1 certification for selected client programs. It was also declared the ‘Provider of the Year’ in the Large Enterprises category by FAO Today magazine for the second consecutive year. Infosys BPO has signed up two clients – a top global retailer and a European share registrar.

Process innovation

During the quarter, Infosys applied for an aggregate of 30 patents in the US and India. With this, Infosys has filed an aggregate of 149 patent applications (pending) in both countries and has been granted two patents by the U.S. Patent and Trademark Office (USPTO).

Research

An Infosys-supported research center has been set up at the University of Southern California (USC) Viterbi School of Engineering to facilitate joint research and education in software architecture, SOA and information integration, intelligent systems and agents, mobile and wireless systems, sensor networks and CAD frameworks and tools for hardware and software. Infosys has recently signed an agreement to undertake joint research with the International Institute of Information Technology, Hyderabad (IIIT-HU) to improve the functionality provided in Health Information Management Infrastructure (HIMI) solutions.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on June 30, 2008 was Rs. 7,564 crore (Rs. 6,442 crore as on June 30, 2007). During the quarter, Infosys incurred capital expenditure of Rs. 337 crore (Rs. 336 crore for the quarter ended June 30, 2007). Operating cash flows during the quarter ended June 30, 2008 were Rs. 1,249 crore (Rs. 932 crore for the quarter ended June 30, 2007).

"Margins for the quarter were impacted due to increases in salary and visa costs which to some extent were offset by rupee depreciation," said V. Balakrishnan, Chief Financial Officer. "We believe that the currency market will remain volatile in the short term."

Human resources

"Hiring has been as planned and attrition is under control," said T. V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. "We see a clear trend of people seeking opportunities with companies like Infosys which can offer them long-term sustainable careers. This has considerably enhanced the pool of talent for high-growth sections of the business."

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 94,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	June 30, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	14,491	13,204
	14,777	13,490
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,812	4,508
Less: Accumulated depreciation	1,991	1,837
Net book value	2,821	2,671
Add: Capital work-in-progress	1,240	1,260
	4,061	3,931
INVESTMENTS	964	964
DEFERRED TAX ASSETS	105	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,114	3,093
Cash and bank balances	5,674	6,429
Loans and advances	3,064	2,705
	11,852	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,704	1,483
Provisions	501	2,248
NET CURRENT ASSETS	9,647	8,496
	14,777	13,490
NOTE: The audited Balance Sheet as at June 30, 2008 has been taken on record at the Board meeting held on July 11, 2008.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended June 30
	2008	2007
Income from software services and products	4,516	3,551
Software development expenses	2,611	2,111
GROSS PROFIT	1,905	1,440
Selling and marketing expenses	216	171
General and administration expenses	285	259
	501	430
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,404	1,010
Interest	–	–
Depreciation	155	134
OPERATING PROFIT BEFORE TAX	1,249	876
Other income, net	131	255
NET PROFIT BEFORE TAX	1,380	1,131
Provision for taxation	118	103
NET PROFIT AFTER TAX	1,262	1,028
Balance Brought Forward	6,642	4,844
Less: Residual dividend paid	1	–
Additional dividend tax	–	–
	6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION	7,903	5,872
Dividend
Interim	–	–
Final	–	–
Total dividend	–	–
Dividend tax	–	–
Amount transferred to general reserve	–	–
Balance in profit and loss account	7,903	5,872
	7,903	5,872
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	22.07	18.00
Diluted	22.01	17.93
Number of shares used in computing earnings per share
Basic	57,21,99,447	57,12,09,862
Diluted	57,35,61,834	57,33,39,994
Total Public Shareholding @
Number of shares	36,82,98,570	36,75,70,027
Percentage of shareholding	64.35	64.35

NOTE:
  The audited Profit & Loss Account for the quarter ended June 30, 2008 has been taken on record at the Board meeting held on July 11, 2008
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

  @ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore
Consolidated Balance Sheet as at	June 30, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	14,863	13,509
	15,149	13,795
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,773	5,439
Less: Accumulated depreciation	2,154	1,986
Net book value	3,619	3,453
Add: Capital work-in-progress	1,338	1,324
	4,957	4,777
INVESTMENTS	153	72
DEFERRED TAX ASSETS	126	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,336	3,297
Cash and bank balances	6,145	6,950
Loans and advances	3,125	2,771
	12,606	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,168	1,912
Provisions	525	2,279
NET CURRENT ASSETS	9,913	8,827
	15,149	13,795
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at June 30, 2008 has been taken on record at the Board meeting held on July 11, 2008.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended June 30
	2008	2007
Income from software services, products and business process management	4,854	3,773
Software development and business process management expenses	2,754	2,169
GROSS PROFIT	2,100	1,604
Selling and marketing expenses	257	205
General and administration expenses	364	315
	621	520
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,479	1,084
Interest	–	–
Depreciation	169	144
OPERATING PROFIT BEFORE TAX	1,310	940
Other income, net	117	253
NET PROFIT BEFORE TAX	1,427	1,193
Provision for taxation	125	114
NET PROFIT AFTER TAX	1,302	1,079
Balance Brought Forward	6,828	4,941
Less: Residual dividend paid	1	–
Additional dividend tax	–	–
	6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION	8,129	6,020
Dividend
Interim	–	–
Final	–	–
Total dividend	–	–
Dividend tax	–	–
Amount transferred to general reserve	–	–
Balance in profit and loss account	8,129	6,020
	8,129	6,020
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	22.75	18.89
Diluted	22.70	18.82
Number of shares used in computing earnings per share
Basic	57,21,99,447	57,12,09,862
Diluted	57,35,61,834	57,33,39,994
Total Public Shareholding @
Number of shares	36,82,98,570	36,75,70,027
Percentage of shareholding	64.35	64.35
The audited Profit & Loss Account for the quarter ended June 30, 2008 has been taken on record at the Board meeting held on July 11, 2008
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)